
10031832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC
RECEIVED
AUG 30 2010
WASH., D.C.

SEC FILE NUMBER
8- 68061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2009 (MM/DD/YY) AND ENDING 6/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 East 26th Street
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zeev Klein (212) 268-8361
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) IL (State) 60069 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

ROBERT M. BURNAT
Notary Public, State of New York
No. 01BU4778315
Qualified in New York County
Commission Expires June 30, 20 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
LMV Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of LMV Capital Corp. (a Delaware Corporation) as of June 30, 2010, and the related statements of income, stockholder's equity, and cash flows for the period from July 1, 2009 through June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMV Capital Corp. at June 30, 2010 and the results of its operations, changes in stockholder's equity, and cash flows for the period from July 1, 2009 through June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 12 through 16, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

August 27, 2010
Lincolnshire, Illinois

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

Assets		
Cash	$	296,516
Total assets	$	296,516
Liabilities and Stockholder's Equity		
Liabilities		
Distributions payable	$	100,000
Accrued expenses		5,782
Total liabilities		105,782
Stockholder's Equity		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding		-
Additional paid in capital		30,000
Retained earnings		160,734
Total stockholder's equity		190,734
Total liabilities and stockholder's equity	$	296,516

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF INCOME
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

Revenue	
Commissions and fees	$ 424,972
Total revenue	424,972
Expenses	
Employee compensation	144,670
Professional fees	15,750
Regulatory fees and expenses	3,672
Other expenses	146
Total expenses	164,238
Net income	$ 260,734

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF STOCKHOLDER'S EQUITY
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$ -	$ 15,000	$ -	$ 15,000
Stockholder contributions	-	15,000	-	15,000
Stockholder distributions	-	-	(100,000)	(100,000)
Net income	-	-	260,734	260,734
Balance end of period	$ -	$ 30,000	$ 160,734	$ 190,734

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF CASH FLOWS
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

Operating Activities	
Net income	$ 260,734
Changes in operating assets and liabilities:	
Increase in accrued expenses	5,782
Net cash provided by operating activities	266,516
Financing Activities	
Stockholder contributions	15,000
Net cash provided by financing activities	15,000
Increase in cash	281,516
Cash at the beginning of the period	15,000
Cash at the end of the period	$ 296,516

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At June 30, 2010, the Company had a net capital requirement of $7,052 and net capital of $190,734 or $183,682 in excess of the minimum net capital requirements.

INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("QSub"). The Stockholder has elected under the IRC to be an S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

INCOME TAXES (Continued)

The Company was originally formed as a C Corporation with a calendar year-end. The Stockholder was also originally formed as a C Corporation. C Corporations are typically subject to regular income taxes. On August 18, 2010, the Stockholder requested relief from the IRS for inadvertently failing to file IRS Form 2553, "Election by a Small Business Corporation" ("Form 2553") and filed Form 2553. Additionally on August 18, 2010, the Company requested relief from the IRS for inadvertently failing to file IRS Form 8869, "Qualified Subchapter S Subsidiary Election" ("Form 8869") and filed Form 8869.

As stated in the requests for relief, the Company has been operating as a QSub and the Stockholder has been operating as an S Corporation for U.S. federal income tax purposes since January 1, 2009. The failure to file the appropriate IRS Forms was the result of a miscommunication between management of the Company and Stockholder and the attorney. Had these forms been filed, the Company would have been granted status as a QSub.

The Company, after consultation with their attorney, believes that relief will be granted for the Stockholder inadvertently failing to file Form 2553 and for the Company inadvertently failing to file Form 8869, and as a result, the Company will qualify as a QSub.

CONTINGENT LIABILITIES

As discussed in the note for Income Taxes, the Company believes the IRS will grant relief for the failure to timely elect status as a QSub and approve status as a QSub retroactive to January 1, 2009. Should the IRS deny the request for relief, the Company would remain a C Corporation subject to regular income taxes on a calendar year basis. The Company estimates that as a C Corporation, the total estimated federal, state and municipal taxes as of June 30, 2010 would amount to approximately $110,000. Since income taxes would be calculated on a calendar year basis, this estimated figure would be adjusted for the results of operations of the Company between July 1, 2010 and December 31, 2010. Since the Company had no revenue prior to January 1, 2010, there would be no tax liability for any prior periods. As discussed in note for Income Taxes, the Company, after consultation with their attorney, believes that relief will be granted and accordingly no provision for income taxes has been made in these financial statements.

RELATED PARTY TRANSACTIONS

The Company is generally financed through capital contributions made by the Stockholder. For the period from July 1, 2009 through June 30, 2010, the amount of capital contributed by the Stockholder amounted to $15,000. For the period from July 1, 2009 through June 30, 2010, the amount of capital distributed to the Stockholder. amounted to $100,000.

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

CONCENTRATION OF CREDIT RISK

The Company's bank account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times during the period from July 1, 2009 through June 30, 2010, the Company's cash deposits exceeded the limits of coverage.

SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 27, 2010, the date the financial statements were issued. In July 2010, the Company declared and paid a $100,000 distribution to the Stockholder. As more fully described in the notes for Income Taxes and Contingent Liabilities, the Company filed IRS Form 8869 on August 18, 2010. No other material subsequent events have occurred.

SUPPLEMENTARY INFORMATION

PART IIA

BROKER OR DEALER

LMV CAPITAL CORP. as of 06/30/10

COMPUTATION OF NET CAPITAL

Item		Code			Code
1. Total ownership equity from Statement of Financial Condition			$	190,734	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				190,734	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	190,734	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	190,734	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	190,734	3750

OMIT PENNIES

BROKER OR DEALER

LMV CAPITAL CORP. as of 06/30/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	7,052	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	7,052	3760
14. Excess net capital (line 10 less 13)	$	183,682	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	180,156	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	105,782	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	105,782	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	55.46	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LMV CAPITAL CORP.

(An Delaware Corporation)

REQUIREMENTS UNDER RULE 15c3-3
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the period from July 1, 2010 through June 30, 2010, the Company did not hold customer cash or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the period from July 1, 2010 through June 30, 2010, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
LMV Capital Corp.

In planning and performing our audit of the financial statements of LMV Capital Corp. (the "Company") as of June 30, 2010 and for the period from July 1, 2009 through June 30, 2010, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely

basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

August 27, 2010
Lincolnshire, Illinois

LMV CAPITAL CORP.

(A Delaware Corporation)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

JUNE 30, 2010

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2009 (MM/DD/YY) AND ENDING 6/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 East 26th Street
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Zeev Klein (212) 268-8361
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) IL (State) 60069 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp., as of June 30, 20 10, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

ROBERT M. BURNAT
Notary Public, State of New York
No. 01BU4778315
Qualified in New York County
Commission Expires June 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
LMV Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of LMV Capital Corp. (a Delaware Corporation) as of June 30, 2010, and the related statements of income, stockholder's equity, and cash flows for the period from July 1, 2009 through June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMV Capital Corp. at June 30, 2010 and the results of its operations, changes in stockholder's equity, and cash flows for the period from July 1, 2009 through June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 12 through 16, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

August 27, 2010
Lincolnshire, Illinois

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

Assets		
Cash	$	296,516
Total assets	$	296,516
Liabilities and Stockholder's Equity		
Liabilities		
Distributions payable	$	100,000
Accrued expenses		5,782
Total liabilities		105,782
Stockholder's Equity		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding		-
Additional paid in capital		30,000
Retained earnings		160,734
Total stockholder's equity		190,734
Total liabilities and stockholder's equity	$	296,516

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF INCOME
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

Revenue	
Commissions and fees	$ 424,972
Total revenue	424,972
Expenses	
Employee compensation	144,670
Professional fees	15,750
Regulatory fees and expenses	3,672
Other expenses	146
Total expenses	164,238
Net income	$ 260,734

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF STOCKHOLDER'S EQUITY
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$ -	$ 15,000	$ -	$ 15,000
Stockholder contributions	-	15,000	-	15,000
Stockholder distributions	-	-	(100,000)	(100,000)
Net income	-	-	260,734	260,734
Balance end of period	$ -	$ 30,000	$ 160,734	$ 190,734

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF CASH FLOWS
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

Operating Activities		
Net income	$	260,734
Changes in operating assets and liabilities:		
Increase in accrued expenses		5,782
Net cash provided by operating activities		266,516
Financing Activities		
Stockholder contributions		15,000
Net cash provided by financing activities		15,000
Increase in cash		281,516
Cash at the beginning of the period		15,000
Cash at the end of the period	$	296,516

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At June 30, 2010, the Company had a net capital requirement of $7,052 and net capital of $190,734 or $183,682 in excess of the minimum net capital requirements.

INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("QSub"). The Stockholder has elected under the IRC to be an S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

INCOME TAXES (Continued)

The Company was originally formed as a C Corporation with a calendar year-end. The Stockholder was also originally formed as a C Corporation. C Corporations are typically subject to regular income taxes. On August 18, 2010, the Stockholder requested relief from the IRS for inadvertently failing to file IRS Form 2553, "Election by a Small Business Corporation" ("Form 2553") and filed Form 2553. Additionally on August 18, 2010, the Company requested relief from the IRS for inadvertently failing to file IRS Form 8869, "Qualified Subchapter S Subsidiary Election" ("Form 8869") and filed Form 8869.

As stated in the requests for relief, the Company has been operating as a QSub and the Stockholder has been operating as an S Corporation for U.S. federal income tax purposes since January 1, 2009. The failure to file the appropriate IRS Forms was the result of a miscommunication between management of the Company and Stockholder and the attorney. Had these forms been filed, the Company would have been granted status as a QSub.

The Company, after consultation with their attorney, believes that relief will be granted for the Stockholder inadvertently failing to file Form 2553 and for the Company inadvertently failing to file Form 8869, and as a result, the Company will qualify as a QSub.

CONTINGENT LIABILITIES

As discussed in the note for Income Taxes, the Company believes the IRS will grant relief for the failure to timely elect status as a QSub and approve status as a QSub retroactive to January 1, 2009. Should the IRS deny the request for relief, the Company would remain a C Corporation subject to regular income taxes on a calendar year basis. The Company estimates that as a C Corporation, the total estimated federal, state and municipal taxes as of June 30, 2010 would amount to approximately $110,000. Since income taxes would be calculated on a calendar year basis, this estimated figure would be adjusted for the results of operations of the Company between July 1, 2010 and December 31, 2010. Since the Company had no revenue prior to January 1, 2010, there would be no tax liability for any prior periods. As discussed in note for Income Taxes, the Company, after consultation with their attorney, believes that relief will be granted and accordingly no provision for income taxes has been made in these financial statements.

RELATED PARTY TRANSACTIONS

The Company is generally financed through capital contributions made by the Stockholder. For the period from July 1, 2009 through June 30, 2010, the amount of capital contributed by the Stockholder amounted to $15,000. For the period from July 1, 2009 through June 30, 2010, the amount of capital distributed to the Stockholder. amounted to $100,000.

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

CONCENTRATION OF CREDIT RISK

The Company's bank account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times during the period from July 1, 2009 through June 30, 2010, the Company's cash deposits exceeded the limits of coverage.

SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 27, 2010, the date the financial statements were issued. In July 2010, the Company declared and paid a $100,000 distribution to the Stockholder. As more fully described in the notes for Income Taxes and Contingent Liabilities, the Company filed IRS Form 8869 on August 18, 2010. No other material subsequent events have occurred.

SUPPLEMENTARY INFORMATION

PART IIA

BROKER OR DEALER

LMV CAPITAL CORP. as of 06/30/10

COMPUTATION OF NET CAPITAL

Item		Code			Code
1. Total ownership equity from Statement of Financial Condition			$	190,734	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				190,734	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	190,734	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	190,734	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	190,734	3750

OMIT PENNIES

BROKER OR DEALER

LMV CAPITAL CORP. as of 06/30/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	7,052	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	7,052	3760
14. Excess net capital (line 10 less 13)	$	183,682	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	180,156	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	105,782	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	105,782	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	55.46	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LMV CAPITAL CORP.

(An Delaware Corporation)

REQUIREMENTS UNDER RULE 15c3-3
PERIOD FROM JULY 1, 2009 THROUGH JUNE 30, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the period from July 1, 2010 through June 30, 2010, the Company did not hold customer cash or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the period from July 1, 2010 through June 30, 2010, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.



Patke

ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
LMV Capital Corp.

In planning and performing our audit of the financial statements of LMV Capital Corp. (the "Company") as of June 30, 2010 and for the period from July 1, 2009 through June 30, 2010, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely

basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

August 27, 2010
Lincolnshire, Illinois